Exhibit 21

J.L. Halsey Corporation

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Admiral Holdings, Inc.	Nevada
Commodore Resources, Inc.	Nevada
NC Holdings, Inc.	Nevada
Admiral Management Company	Delaware
Lyris Technologies, Inc.	Delaware
Uptilt, Inc.	Delaware
ClickTracks Analytics, Inc.	California
Hot Banana Software, Inc.	Ontario, Canada